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                                UNITED STATES
                                 SECURITIES AND
                              EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                              (Amendment No.___)*



                           Newberry Bancorp, Inc.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    650 667 207
                                 (CUSIP NUMBER)

                      Mark Ouimet, 3502 River Pines Drive,
                       Ann Arbor, Michigan  48103, (313) 663-0927
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                             December 15, 1995
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement.  /X/
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 650 667 207

1)    Name of Reporting Person                     Mark Ouimet

      S.S. or I.R.S. Identification
      No. of Above Person                          ###-##-####
2)    Check the Appropriate Box                    (a)  _____
      if a Member of a Group                       (b)  _____
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds (See Instructions)
                                                   00, PF
5)    Check Box if Disclosure of Legal
      Proceedings is Required                       / /
      Pursuant to Items 2(d) or 2(e)
6)    Citizenship or Place of
      Organization                                 United States
Number of        7)  Sole Voting Power             112,600*
Shares           8)  Shared Voting
Beneficially           Power
Owned by         9)  Sole Dispositive
Each Report-           Power                       112,600*
ing Person       10) Shared Dispositive
With                 Power
11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person               112,600*
12)   Check Box if the Aggregate Amount
      in Row (11) Excludes Certain                  /X/
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                            8.4
14)   Type of Reporting Person                          IN
      (See Instructions)


*     See Item 5 for description.





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Item 1.  Security and Issues.

           This Statement on Schedule 13D, relates to the Common Stock, par value $.01 per share ("Common Stock"), of Newberry Bancorp, Inc., a Delaware corporation (the "Corporation") with principal executive offices at 209 East Portage Street, Sault Ste. Marie, Michigan 49783.

Item 2.  Identity and Background.

           (a)  This Statement is filed by Mark Ouimet.

           (b)-(c) Mark Ouimet's residence address is 3502 River Pines Drive, Ann Arbor, Michigan 48103. His principal occupation is President of University Bank (the "Bank"), a Michigan banking corporation and a wholly-owned subsidiary of the Corporation. The present principal executive office of the Bank is 209 Portage Street, Sault Ste. Marie, Michigan 49783, and it is expected that the Bank will shortly open offices at 959 Maiden Lane, Ann Arbor, Michigan 48105.

           (d) During the last five years, Mr. Ouimet has not been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

           (e) During the last five years, Mr. Ouimet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)  Mr. Ouimet is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

           As described in Item 5 below, Mr. Ouimet has been granted options to purchase an aggregate of 180,000 shares of Common Stock. Options for 100,000 of such shares are immediately exercisable, subject to the Corporation obtaining the approval of the stockholders of the corporation of the 1995 Stock Plan of the Corporation under which such options are granted.

           If requested by Mr. Ouimet, the Corporation has agreed (under certain circumstances set forth in his Employee Stock Option Agreement) to make a loan to, or arrange for a loan to be made to, Mr. Ouimet, of the funds necessary to cover the portion of the purchase price of the shares to be purchased upon the exercise of the options referred to above in excess of the par value of such shares. Any such loan shall be at an interest rate equal to the Wall Street posted prime rate for commercial loans. Any such loan is to





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have a maturity of three years and shall have an amortization schedule of not less than fifteen years. If Mr. Ouimet elects, interest accruing under such loan shall not be due before the earlier of the maturity date of the loan or December 31, 2000. Each such loan shall be secured by the shares purchased.

           Pursuant to Mr. Ouimet's Employment Agreement with the Bank and the Corporation, Mr. Ouimet is also entitled to be issued shares of Common Stock by January 5, 1996, based on a formula set forth in such Employment Agreement. It is estimated, based on an assumed value of $4.50 per share of Common Stock as applied to such formula, that Mr. Ouimet will be entitled to approximately 12,600 shares of Common Stock pursuant to this arrangement (such shares to be so issued being herein called the "Employment Agreement Shares"). The actual number of shares will be determined as of December 31, 1995.

Item 4.   Purpose of Transaction.

           Mr. Ouimet intends to hold shares of Common Stock issuable upon the exercise of options granted to him by the Corporation, as well as the Employment Agreement Shares, for investment and not with the purpose of changing or influencing the control of the Corporation. He has no plan or proposal which relates to or would result in any of the actions enumerated in
Item 4 of Schedule 13D, except that he may dispose of some or all of the Common Stock he may acquire, or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5.  Interest in Securities of the Issuer.

           The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. Ouimet for purposes of this Statement, as of the date hereof, is 112,600 shares, representing 8.4% of the issued and outstanding shares of Common Stock of the Corporation as of December 1, 1995 (treating as additional outstanding shares for this purpose such 112,600 shares). He is deemed to have sole voting and dispositive power as to all such shares.

           Such shares consist of 100,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Ouimet, as such options are immediately exercisable, subject to the condition that the 1995 Stock Plan of the Corporation (the "Plan") is approved by the stockholders of the Corporation at their next annual meeting, scheduled to take place in the first half of calendar year 1996. Messrs. Stephen L. Ranzini and Joseph L. Ranzini, president and chairman of the board, respectively, of the Corporation, have agreed, pursuant to Mr. Ouimet's Employment Agreement, to assure the





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availability of substitute options to be granted to Mr. Ouimet if such Plan is not so approved. Such individuals, together with trusts for the benefit of members of their family, beneficially own a majority of the issued and outstanding shares of the Corporation.

           Of such options for 100,000 shares of Common Stock, (i) 20,000 of such shares are intended to be "incentive stock options" and (ii) 80,000 of such shares are intended to be "non-qualified" stock options, for federal income tax purposes. All of such options are exercisable, subject to stockholder approval of the Plan as noted above, upon grant and expire on December 31, 1997.

           The balance of the 112,600 shares of Common Stock referred to above consist of the estimated number of Employment Agreement Shares which the Corporation is to issue to Mr. Ouimet pursuant to his Employment Agreement as described in the third paragraph under Item 3 above.

           Mr. Ouimet has also been granted options to purchase an additional 80,000 shares of Common Stock, also under the 1995 Stock Plan of the Corporation. Such options become exercisable, subject to stockholder approval of the Plan as noted above, as follows: 20,000 shares on January 10, 1997, 20,000 shares on January 10, 1998, 20,000 shares on January 10, 1999 and 20,000 shares on January 10, 2000. The option for the first 20,000 of such shares expires on December 31, 1997. The options for the balance of such shares expire on September 30, 2000.

           If such additional 80,000 shares were deemed beneficially owned by Mr. Ouimet, he would be deemed to beneficially own an aggregate of 13.5% of the shares of Common Stock deemed outstanding as of December 1, 1995 (treating such 80,000 shares and such 112,600 shares referred to above as if they were outstanding for such purpose).

           The grant of all options referred to above was made as of December 15, 1995. The commencement of Mr. Ouimet's employment under the Employment Agreement was December 8, 1995.

           Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

           The agreement to grant to Mr. Ouimet options to purchase shares of Common Stock and to issue to Mr. Ouimet an estimated 12,600 shares of Common Stock, as described in the third paragraph under Item 3 above, as well as the agreement of Messrs. Stephen L. Ranzini and Joseph L. Ranzini as to the availability of substitute options if the 1995 Stock Plan of the Corporation is not approved by the stockholders of the Corporation, is provided for in Mr.





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Ouimet's Employment Agreement with University Bank and the Corporation.

           The grant of options in satisfaction of the provisions of Mr. Ouimet's Employment Agreement has been made pursuant to the 1995 Stock Option Plan of the Corporation, and terms of an Employee Stock Option Agreement, between Mr. Ouimet and the Corporation, pursuant to such Plan.


           The Corporation has also agreed to make arrangements for the loan to Mr. Ouimet of funds to exercise such options granted to him. Such arrangement is described under Item 3 above, and is included in his Employee Stock Option Agreement.

           ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           1. Employment Agreement, between Mark Ouimet and University Bank and Newberry Bancorp., Inc., as amended.

           2. Stock Option Agreement, between Mark Ouimet and Newberry Bancorp, Inc.




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SIGNATURE.

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 15, 1995

                                              /s/ Mark Ouimet
                                              ---------------------------------
                                                  MARK OUIMET





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                                 Exhibit Index


                                                                  Sequentially
  Exhibit No.     Exhibit Description                             Numbered Page
  ----------      -------------------                             -------------
    99.1          Employment Agreement, between Mark Ouimet and
                  University Bank and Newberry Bancorp., Inc., as
                  amended.                                              9

    99.2          Stock Option Agreement, between Mark Ouimet and
                  Newberry Bancorp, Inc.                                24





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